April 28, 2016

VIA E-mail

Ms. Jennifer Monick
Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

RE:     VEREIT, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 24, 2016
File No. 1-35263

VEREIT Operating Partnership, L.P.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 24, 2016
File No. 333-197780

Dear Ms. Monick:
We are writing in response to your letter dated April 14, 2016, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above mentioned filings for VEREIT, Inc. and VEREIT Operating Partnership, L.P. (together, the “Company”). We have considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.
Form 10-K for the fiscal year ended December 31, 2015
Financial Statements
Consolidated Statements of Cash Flows, page F-11

1.
Please clarify for us the nature of the issuance of OP units during 2014 and 2013. Specifically, tell us why the issuance is reflected as an adjustment to reconcile net loss to net cash provided by operating activities.

Response: The issuance of OP units during 2014 and 2013 primarily relates to subordinated distribution fees and asset management fees paid to the advisors of American Realty Capital Trust IV, Inc. and American Realty Capital Trust III, Inc. The payments were made in the form of OP units of the Company in lieu of cash. The subordinated distribution fees were included in merger and other non-routine transactions and the asset management fees were included in management fees to affiliates in the statements of operations as non-cash expenses. The issuance of the OP units are reflected as an adjustment to reconcile net loss to net cash provided by operating activities because the issuances were non-cash expenses that were included in the Company’s reported net loss.

Ms. Jennifer Monick
Division of Corporation Finance
April 28, 2016

Note 6 - Real Estate Investments
Unconsolidated Joint Ventures, page F-47

2.
We note your disclosure that you have a 90% legal interest in two of the unconsolidated joint ventures. Please summarize your considerations in reaching your determination that these investments should not be consolidated. Within your response, please reference the authoritative accounting literature management relied upon.

Response: The Company previously entered into these two joint ventures in order to acquire and operate specific properties. The Company has a 90% equity interest in each of the joint ventures and equally shares (e.g., 50/50) in making significant decisions with each of the joint venture partners including, but not limited to, the acquisition or disposition of any real property, lending or extending credit, any decision to make capital improvements and alterations to the property, approval of the operating budget and approval of any business plan. The joint ventures’ governing documents allow the Company’s joint venture partners, who are the managing members, to make day to day decisions which primarily include implementing all major decisions made by the joint ventures’ members.
The Company elected to early adopt the Accounting Standards Update No. 2015-02, Amendments to the Consolidation Analysis (“ASU 2015-02”), in the third quarter of 2015. In accordance with Accounting Standards Codification (“ASC”) 810 - Consolidations (as amended by ASU 2015-02), the Company evaluated its investment in the two joint ventures to determine whether each should be consolidated. Based on the nature of the joint venture arrangements, neither joint venture qualified for any of the consolidation or variable interest entity (“VIE”) scope exceptions as defined in ASC 810-10-15-12 and 17. In addition, the Company concluded that its equity interests in the joint ventures are variable interests as the Company is impacted by the changes in the fair value of the joint ventures.
The Company then determined that the joint ventures are VIEs in accordance with ASC 810-10-15-14(c), as the Company has disproportionately few voting rights and substantially all of the activities are being performed on its behalf. Lastly, the Company considered ASC 810-10-25-38A-J to determine if it was the primary beneficiary of either joint venture. Although the Company’s 90% capital interest in each of the respective joint ventures meets the criteria to absorb losses or receive benefits that could potentially be significant to the joint venture, the Company determined that it does not meet the criteria of having the power to direct activities that most significantly impact the joint ventures’ economic performance. In evaluating the power criteria, the Company assessed the terms of the joint ventures’ governing documents, noting that the decision making powers that most significantly impact the joint ventures’ economic performance are shared equally among the joint venture members. In addition, the Company concluded that none of the other venture members is considered related parties or de facto agents of the Company. Thus, the Company concluded it is not the primary beneficiary of the joint ventures and such entities should not be consolidated.

Ms. Jennifer Monick
Division of Corporation Finance
April 28, 2016

Note 10 - Fair Value Measures
Real Estate Assets, page F-53

3.
We note your disclosure of key assumptions related to your real estate impairment testing and that you used capitalization rates that ranged from 7.5% to 18%. Please clarify some of the factors that have resulted in the range being this wide and indicate whether or not you feel that disclosure of a weighted average rate may be beneficial in disclosure of your key assumptions related to your impairment testing.

Response: The width of the range is primarily a result of certain outlying properties and is not indicative of the average property tested for impairment. Specifically, a few outlying properties experienced significant reductions in fair value due to changes in market conditions (e.g., reduction in market rents for like-kind properties) and underlying economics (e.g., modified leases with lower than original rents) that occurred subsequent to acquisition, thus certain capitalization rates increased when determining the impacted properties’ fair values when compared to rents of the in-place lease at the date of acquisition. Although the absolute range is wide, the weighted average capitalization rate used for real estate impairment testing as of and for the year ended December 31, 2015 was 8.6%. In future Exchange Act periodic reports, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016, the Company will include the weighted average capitalization rate used in its real estate impairment testing, when applicable, because the Company believes that such information may be beneficial.
Goodwill and Intangible Assets, page F-53

4.
We note your disclosure indicates that the carrying value of the REI reporting unit exceeded the fair values by 13% and 5.5% for 2015 and 2014, respectively. Please tell us why you concluded that no impairment was needed on the REI reporting unit for each of these years.

Response: The disclosure should have stated that the fair values of the REI reporting unit exceeded the carrying values by 13% and 5.5% for 2015 and 2014, respectively. As a result, the Company concluded that no impairment was needed for the REI reporting unit. The Company will update this disclosure in the Company’s Annual Report on Form 10-K for the fiscal year end December 31, 2016.

Ms. Jennifer Monick
Division of Corporation Finance
April 28, 2016

Note 15 - Commitments and Contingencies, page F-61

5.
Regarding the matters discussed on pages F-61 to F-63, we note your disclosure that you have not concluded that a loss is probable or that any probable loss or range of loss is not reasonably estimable at this time. Please tell us how you complied with paragraph 4 of ASC 450-20-50, or tell us how you determined it was unnecessary to disclose an estimate of any reasonably possible loss or range of loss or include a statement that such an estimate cannot be made.

Response: Members of the Company’s internal legal and financial teams meet quarterly to evaluate the status of legal matters in determining the probability of the incurrence of a loss and whether a loss is reasonably possible or probable and whether it is reasonably estimable, along with evaluating the quarterly disclosures regarding such matters for compliance with ASC 450-20-50. The Company considers the facts and the applicable laws in order to make this determination on a case by case basis.
With respect to the matters disclosed on pages F-61 to F-63 of the Company’s Form 10-K, a loss accrual has not been provided, because the Company believes that it cannot reasonably estimate a possible loss or range of loss for those matters where a loss has been determined to be probable. Similarly, for any of the matters disclosed for which a determination has been made that a loss is not probable, but rather reasonably possible, an estimate of the loss or range of loss has not been disclosed because it cannot be reasonably estimated at this time.
In future Exchange Act periodic reports, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016, to the extent still applicable, the Company will expand the disclosure to state that an estimate of the possible loss or range of loss cannot be made with respect to such matters, which such disclosure may be similar to the following:
The Company has not reserved amounts for any of the litigation or investigation matters above either because we have not concluded that a loss is probable in the matter or because we believe that any probable loss or reasonably possible range of loss is not reasonably estimable at this time. We are currently unable to estimate a range of reasonably possible loss because these matters involve significant uncertainties, including the complexity of the facts and the legal theory and the nature of the claims.
Note 16 - Equity
Limited Partner OP Units, page F-67

6.
Regarding the units related to the redemption request from certain affiliates of the Former Manager, please tell us if you have allocated any applicable net loss attributable to non-controlling interests related to these units for the period subsequent to the redemption request. In your response, please reference any authoritative accounting literature management relied upon supporting management’s determination.

Response: The Company considered the guidance in ASC 810-10-45-19 and determined that until the redemption request is granted and/or potential claims have been resolved, the OP units remain contractually outstanding and ownership is controlled by the respective holder of the OP unit. Therefore, the Company allocated a portion of the net loss to such OP units, which was reflected in net loss attributable to non-controlling interests in the consolidated statement of operations. The Company will continue to allocate a portion of the net loss to such OP units as long as the OP units remain contractually outstanding.

Ms. Jennifer Monick
Division of Corporation Finance
April 28, 2016

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information, please feel free to contact me at (646) 601-7120.

Sincerely,

/s/ Michael J. Bartolotta
Michael J. Bartolotta
Executive Vice President and Chief Financial Officer

cc: David Roberts
Goodwin Procter LLP